

KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13030554

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConsultivaSecurities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Carr. 165 Km 1.2 #48 Suite 801 City View Plaza
(No. and Street)

Guaynabo. Puerto Rico 00968
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia st. 4th floor, San Juan Puerto Rico 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

04/14/13

OATH OR AFFIRMATION

I, Myrna M. Rivera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultiva Securities, Inc., as of Feb. 28, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff # 3296



Myrna M. Rivera
Signature

CEO
Title

Wanda G. Miranda Cruz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECIBO
7056164
9397
10/03/2012
$3.00
$3 Sello Asistencia Legal
51251-2012-1003-51691829
ABOGADA NOTARIO


RECIBO
7056163
9397
10/03/2012
$3.00
$3 Sello Asistencia Legal
ABOGADA NOTARIO


Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Consultiva Securities, Inc.

(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

December 31, 2012 and 2011

Consultiva Securities, Inc.
(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

Table of Contents

Report of Independent Certified Public Accountants 1-2

Financial Statements:

Balance Sheets 3

Statements of Operations 4

Statements of Changes in Stockholder's Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7-10

Supplemental Data:

Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission 11

Schedule II – Reconciliation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission 12

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5 13-14



Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Consultiva Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) (the "Company"), as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.), as of December 31, 2012 and 2011, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 27, 2013.


E51990
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

Consultiva Securities, Inc.
(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

Balance Sheets
December 31, 2012 and 2011

Assets

	2012	2011
Current assets:		
Cash	$ 318,102	$ 138,511
Commissions receivable	91,345	201,619
Due from parent company	16,593	159,288
Prepayments	6,181	6,505
Total current assets	432,221	505,923
Deposit with clearing house	104,290	102,069
Total assets	$ 536,511	$ 607,992

Liabilities and Stockholder's Equity

	2012	2011
Liabilities:		
Accounts payable and accrued expenses	$ 52,077	$ 258,964
Income tax payable	21,222	12,388
Total current liabilities	73,299	271,352
Deferred rent	13,297	12,881
Deferred tax laibility	2,659	2,975
Total liabilities	89,255	287,208
Stockholder's equity:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	95,000	95,000
Accumulated earnings	345,256	218,784
Total stockholder's equity	447,256	320,784
Total liabilities and stockholder's equity	$ 536,511	$ 607,992

The accompanying notes are an integral part of these balance sheets.

Consultiva Securities, Inc.
(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Commissions and fees	$ 1,426,853	$ 1,320,243
Operating expenses:		
Management fee	657,196	653,918
Administrative expenses	215,735	195,567
Clearing fees	135,071	139,565
Rent	74,959	86,874
Professional services	31,425	91,358
Insurance	17,523	17,575
Others	141,650	86,084
Total operating expenses	1,273,559	1,270,941
Income before provision for income taxes	153,294	49,302
Provision for income tax expenses:		
Current	(27,138)	(7,067)
Deferred	316	(2,975)
Provision for income tax expense, net	(26,822)	(10,042)
Net income	$ 126,472	$ 39,260

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2012 and 2011

	Common stock	Additional paid-in capital	Accumulated earnings	Total
Balance, December 31, 2010	$ 7,000	$ 95,000	$ 179,524	$ 281,524
Net income	-	-	39,260	39,260
Balance, December 31, 2011	7,000	95,000	218,784	320,784
Net income	-	-	126,472	126,472
Balance, December 31, 2012	$ 7,000	$ 95,000	$ 345,256	$ 447,256

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Cash received from customers and others	$ 1,537,127	$ 1,384,599
Cash paid to suppliers	(1,479,706)	(1,301,372)
Income taxes paid	(18,304)	(14,826)
Net cash provided by operating activities	39,117	68,401
Cash flows used in investing activities-		
Cash deposited with clearing house	(2,221)	(26,568)
Cash flows from financing activities:		
Advances from parent company	2,190,675	1,873,122
Payments to parent company	(2,047,980)	(1,924,566)
Net cash provided by (used in) financing activities	142,695	(51,444)
Net increase (decrease) in cash	179,591	(9,611)
Cash, beginning of year	138,511	148,122
Cash, end of year	$ 318,102	$ 138,511
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 126,472	$ 39,260
Adjustments to reconcile net income to net cash provided by operating activities-		
Deferred income tax	(316)	2,975
Changes in assets and liabilities-		
Decrease in commissions receivable	110,274	64,356
Decrease (increase) in prepayments	324	(329)
Decrease in accounts payable	(206,887)	(42,983)
Increase in deferred rent	416	12,881
Increase (decrease) in income tax payable	8,834	(7,759)
Total adjustments	(87,355)	29,141
Net cash provided by operating activities	$ 39,117	$ 68,401

The accompanying notes are an integral part of these statements.

(1) Nature of operations and of significant accounting policies:

(a) Organization-

Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers.

(b) Summary of significant Accounting policies –

The significant accounting policies followed by the Company are summarized as follows:

(i) Basis of presentation –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to financial statements represents the fiscal years then ended unless otherwise noted. The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued.

(ii) Revenue recognition –
Commission revenues are recorded on a settlement date basis.

(iii) Accounts receivable –
Accounts receivable from customers include amounts due in cash.

(iv) Allowance for doubtful accounts –
The Company estimates losses for uncollectible accounts based on the aging of the commissions' receivable and the evaluation of the likelihood of success in collecting the receivable.

(v) Leases –
The Company follows Accounting for Leases and recognizes rent expense on a straight-line basis and records a deferred rent liability.

(vi) Income taxes -
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

(vii) **Accounting for uncertainty in income taxes –**
The Company determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not threshold is met, the Company measures the tax position to determine the amount to recognize in the financial statements.

(viii) **Use of estimates –**
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(ix) **Concentration of credit and business risks –**
Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

As of December 31, 2012 and 2011, approximately 88% of total accounts receivable of the Company come from two clients.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2012 and 2011, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2012	0.23 to 1	$ 5,000	$ 382,753	$ 376,803
2011	4.74 to 1	$ 5,000	$ 60,606	$ 41,459

(3) Deposit with clearing house:

This deposit is a requirement of First Clearing Corporation, the U.S. based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Receivable from and payable to clearing organization:

Amounts receivable from and payable to the clearing organization as of December 31, 2012 and 2011, consisted of the following:

	2012	2011
Commissions and interest receivable	$ 38,649	$ 57,411
Clearing and other fees payable	$ 19,797	$ 19,270

(5) Related party transactions:

During the years ended December 31, 2012 and 2011, the Company engaged in transactions with its parent company mostly related to advances received, commission income, management fees, rent and administrative fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2012	2011
Due from parent company	$ 16,593	$ 159,288
Management fee expense	$ 657,196	$ 653,918
Rent expense	$ 74,959	$ 86,874
Insurance expense	$ 17,523	$ 17,575
Administrative and other expenses	$ 173,214	$ 151,131

(6) Income taxes:

Effective January 1, 2011 the Company's taxable income is subject to the Puerto Rico income tax rates at the 20% to 30% as provided for, by the Puerto Rico Internal Revenue Code of year 2011, after taking into consideration any permanent (non deductible) or temporary difference.

Deferred income taxes result from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized. As of December 31, 2012 there were no valuation allowance recognized. Deferred tax liability resulted from deferred rent as of December 31, 2012 and 2011.

The Company's actual income tax expense for the years ended December 31, 2012 and 2011 differs from theoretical income tax provision calculated at statutory rates, as follows:

	2012	2011
Income before provision for income taxes	$ 153,294	$ 49,302
Theorical income tax expense, based on the application of statutory rates ti the pre-tax income per financial statements	30,659	9,860
Effect in income tax expense resulting from temporary and permanent differences between financial statements and taxable income.	83	(2,793)
Prior year overaccrual	(3,604)	-
Change in deferred tax liability	(316)	2,975
Income tax per financial statements	$ 26,822	$ 10,042

Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements to comply with the provisions of this standard. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examination by tax authorities for years before 2008.

(7) Commitments and contingencies:

During the year ended December 31, 2012, the Company entered in a Settlement Agreement with a customer in order to finalize a commercial dispute. In consideration of the mutual covenants the Company made a payment to the customer for $170,000. The Company was reimbursed $96,000 by another business partner during the year ended December 31, 2012. The net amount of $74,000 is included as part of other expenses in the statements of operations.

(8) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2012 and 2011, the Company has had no activities that would need to be disclosed on such schedules.

Consultiva Securities, Inc.

Schedule I

(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Net Capital:		
Capital per audited financial statements	$ 447,256	$ 320,784
Less-Non-allowable asset:		
Prepayments	(6,181)	(6,505)
Commissions receivable	(41,729)	(94,385)
Due from parent company	(16,593)	(159,288)
Net capital	$ 382,753	$ 60,606
Aggregate indebtedness:		
Items included in the accompanying balance sheet	$ 89,255	$ 287,208
Computation of basic net capital requierement:		
Minimum required net capital (aggregate indebtedness / 15)	$ 5,950	$ 19,147
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 5,950	$ 19,147
Excess net capital (net capital - higher of required net capital or $5,000)	$ 376,803	$ 41,459
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 373,828	$ 31,885
Ratio: Aggregate indebtedness to net capital	0.23	4.74
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2012 and 2011):		
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 399,717	$ 116,052
Audit adjustments - net	(16,964)	(22,446)
Non-allowable assets erroneously reported as allowable assets	-	(38,000)
Reported non-allowable assets	-	5,000
Net capital per above	$ 382,753	$ 60,606

Consultiva Securities, Inc.

Schedule II

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D) (4) of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Reconciliation with Company's computation (included in part 11A Form X-17a-5 as of December 31, 2012 and 2011):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 72,291	$ 266,762
Audit adjustments	16,964	20,446
Aggregate indebtedness, as reported in Schedule I	$ 89,255	$ 287,208

Kevane

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by Sec Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) ("the Company") as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

(2) Complying with the requirements.for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico,
February 27, 2013.

Kevane Grant Thornton LLP


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COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
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$5.00


Kevane
Grant Thornton

www.kevane.com
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Kevane Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Consultiva Securities, Inc.

For the Year Ended December 31, 2012



Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors
Consultiva Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by **Consultiva Securities, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 as of December 31, 2012:

Check Number	Check Date	Check Amount	Clearing Date
1703	7/30/2012	$ 505.00	8/6/2012
1744	2/28/2013	$ 1,053.00	*

   * check has not been collected/cleared by the bank as of the date of this report.

   We found no exceptions as a result of the procedure.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC – 7 for the year ended December 31, 2012.

Audited Form X-17A-5	Total Revenues Form SIPC-7 12/31/2012	Difference
$ 1,522,813	$ 1,426,813	$ 96,000

We found no exceptions as a result of the procedure, amount per SIPC-7 is correct, form X 17A-5 should be corrected for the year ended December 31, 2012.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2012

Adjustments per Form SIPC-7 line 2c	Amount
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the busioness of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	$ 669,947
Clearing fees	$ 133,851

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2012.

We found no exceptions as a result of these procedures.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   This step does not apply, since there were no overpayments of general assessment fees for the year ended December 31, 2012.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico
February 27, 2013.

Kevane Grant Thornton LLP


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COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
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